Exhibit E-4

FOR IMMEDIATE RELEASE

EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE FIFTEEN MONTHS
ENDED JUNE 30, 2002

LONDON, September 5, 2002 – On December 12, 2001 Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced that it was changing its year-end from March to June. The results announced today are for the fifteen months ended June 30, 2002. Eidos has previously reported on the 12 months to March 31, 2002, on May 15, 2002.

Net revenue was £128.9 million ($196.0 million)1 for the fifteen months, a decrease of 19.3% on the previous period. On a US GAAP basis the Group had a loss before tax for the fifteen months of £30.7 million ($46.7 million) compared to a loss of £111.5 million in 2001. This resulted in a loss per share of 23.4p (35.6c) for the fifteen months compared to a loss per share of 97.8p for the previous period.

Highlights for the fifteen months to June 30, 2002:

•	Twenty one titles released in the fifteen month period

•	Gross margin pre exceptional charges increased 7.5% to 58.3% from 50.8%

•	Total operating losses pre goodwill and exceptional charges reduced by 35.1%

•	Operating expenses pre goodwill and exceptional charges reduced by 20.6%

•	Significant cash resources at June 30, 2002

•	Strong line-up of franchise titles set for multi-format release in coming months

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"As is common for Eidos and many other publishers at this time of year, there has been relatively little activity since we announced our results for the twelve months to March 31, 2002. We released one new title during the intervening period, the Xbox version of the best-selling Championship Manager: Season 01/02. In addition we shipped further language versions of both Deus Ex on PlayStation 2 and Blood Omen 2 on PlayStation 2, Xbox and PC CD.

Overall, our results for the fifteen-month period continue to reflect many of the significant improvements that we have reported on previously. These include improved gross margins, reduced operating expenses and reduced operating losses.

All of the next generation video game consoles have now successfully launched and the installed base of next generation consoles is expected to reach around 44 million units by Christmas 2002. As a result we believe that the outlook for the entertainment software industry remains strong. We have an exciting release schedule that includes key franchise titles such as Lara Croft Tomb Raider: The Angel of Darkness, Hitman 2, TimeSplitters 2 and Championship Manager 4 which are due for release across a range of platforms in the coming months. We believe that this robust line-up, combined with a sustained focus on our business processes and operating fundamentals will enable Eidos to take full advantage of the opportunities that this growing market presents.''

Note 1:
Due to the change of year-end in the current period, the comparative fifteen months have been derived on a proforma basis from the previously published results for the year ended March 31, 2001 and the quarter ended June 30, 2001. Unaudited proforma results for the 12 month periods to June 30, 2001 and June 30, 2002, prepared in accordance with UK GAAP, are also available from Eidos on request.

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Commenting on these results John van Kuffeler, Chairman, stated:

Review of Operations

Turnover for the fifteen months to June 30, 2002 decreased 27.0% from £176.6 million to £128.9 million (pre exceptional charges). Operating losses pre goodwill and exceptional charges were reduced by 35.1% from £34.4 million to £22.3 million. The loss per share was 22.9p, or 12.8p excluding goodwill, compared to a loss per share of 97.7p and 80.3p in the prior period respectively, based on a weighted average number of shares in issue during the period of 133,957,160 (2001: 115,291,497). The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

In the fifteen months to June 30, 2002 we shipped twenty one new titles (2001: twenty three), including eleven for PlayStation 2 and three for Xbox. A number of key franchise titles such as Blood Omen 2, Soul Reaver 2, and the PC CD versions of Commandos 2 and Championship Manager Season 01/02, all sold in excess of 500,000 units during the period. Whilst we were broadly satisfied with the performance of these particular titles, the balance of our portfolio of new releases did not meet expectations. Catalogue sales of earlier versions of franchise titles such as Tomb Raider and TimeSplitters remained strong in the period.

The gross margin for the 15 months to June 30, 2002 was 58.3% compared to 50.8% (pre exceptional charges) for the corresponding period last year. Improved controls over channel and inventory exposures contributed to the increase in margins in the period, whilst royalty costs were also greatly reduced. In line with previous guidance, gross margins are forecast to fall slightly in the coming year as a result of a shift in the sales mix towards console titles. They are nevertheless expected to remain significantly ahead of the levels reported during the period to March 31, 2001.

Operating expenses before goodwill fell by 20.6% to £99.3 million, compared to £125.1 million for the same period last year (pre exceptional charges). As previously reported, improved controls over variable marketing expenses have contributed to this decrease; however the majority of the savings have come from sustained downward pressure on the Group's fixed cost base. Overall fixed costs excluding goodwill amortisation and exceptionals were reduced by 26.0% in the period from £55.4 million to £41.0 million, on a like for like basis. The reduction in the goodwill amortisation charge resulted from the goodwill relating to the 1998 acquisition of Crystal Dynamics becoming fully amortised during the period to June 30, 2002.

Under US GAAP, turnover post-exceptional charges for the fifteen months to June 30, 2002, decreased 14.2% from £171.1 million to £146.7 million. Post-exceptional operating expenses under US GAAP and before goodwill fell by 20.2% to £102.4 million from £128.3 million for the same period last year. The net loss in accordance with US GAAP for the fifteen month period has fallen from £112.8 million in the prior period to £31.4 million in the current period. The basic loss per share has also fallen from 97.8p to 23.4p accordingly.

As highlighted in our results for the twelve months to March 31, 2002, the Group has achieved savings in its fixed cost base of £22.7 million over a two-year period. The Group has borne a certain level of one-off costs relating to the change of year-end. However after adjusting for these costs, it remains the Group's intention to hold its fixed costs, wherever possible, at levels which are judged more commensurate with the ongoing needs of the business.

Financing and Cashflow

The Group had net cash balances of £59.1 million at June 30, 2002 (2001: £8.7 million). Included within this sum is £11.4 million that comprises a tax rebate of £10.5 million plus accrued interest of £0.9 million. The Group received the monies in the period following the submission of a claim to the Inland Revenue. The claim remains subject to final agreement by the Inland Revenue. Until such time as the Inland Revenue has concluded its work in this respect, the Group has prudently treated this sum as a contingent liability.

The Group had cash balances of £47.7 million at June 30, 2002 excluding this sum. This strong position reflects the success of the May 2001 Rights Issue and the disposal of the Group's remaining stake in Opticom in November and December 2001.

The net cash outflow from operating activities for the period was £18.6 million reflecting the operating loss incurred during the period.

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Profit on Investments

The Group disposed of its remaining shareholding in Opticom during the period, realising net proceeds of £11.0 million and a net profit of £8.5 million. This profit was partially off-set by write downs and losses on other disposals of £4.1 million, which occurred following a review of the Group's other investments in the period.

Taxation

The Group recorded a small tax charge in the period. This largely comprises the Group's share of taxes payable in its profitable joint venture companies. Significant brought forward losses remain available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should be recognised in respect of these losses.

Dividends

No dividend has been paid during the period and the Board is not proposing to recommend the payment of a final dividend.

Change of year-end

As previously announced on December 12, 2001, the Group has changed its year-end during the current financial year, to June 30.

Historically, a significant proportion of sales has taken place in the fourth quarter of the Group's financial year. Consequently revenues for the year have been difficult to predict until a late stage of the financial year. Changing the year-end will reduce this uncertainty and as a result should increase the Group's ability to respond to changing circumstances and take appropriate corrective action. Following these fifteen-month results, we will be adopting a twice-yearly reporting cycle based on a June 30, year-end.

Current Trading and Future Prospects

We will shortly be entering the busiest and most exciting period of the Group's financial year. Key franchise titles including Hitman 2 (PlayStation 2, Xbox and PC CD), TimeSplitters 2 (PlayStation 2, GameCube and Xbox) and Championship Manager 4 (Xbox and PC CD) are all scheduled for release in the coming months. In addition, Lara Croft Tomb Raider: The Angel of Darkness, the latest installment of the Tomb Raider franchise is due to be released for the first time on PlayStation 2 and also on PC CD. The critical acclaim that these titles and other future Eidos releases received during the recent E3 trade show in Los Angeles reaffirms our belief that they have the potential to achieve mass-market acceptance and so reach the widest possible audience of gamers. We were particularly pleased to see TimeSplitters 2 named the best first person shooter of the show on both the PlayStation 2 and GameCube formats, by the independent online games magazine, IGN.

Our results for the fifteen months to June 30, 2002 underline the significant improvements we have introduced to our business. The increase in gross margins and the reductions in fixed operating expenses that we have achieved in the period, coupled with the strong cash position resulting from our May 2001 rights issue, gives us the best possible foundation for the current year and beyond. Wherever possible, we have put the necessary measures in place to maintain the levels of prudence and operational efficiency required to lock-in these improvements in our reported financial performance. We will continue an on-going review of all of our business critical processes which we believe will yield further demonstrable results and help prepare the Group for the next stage in its evolution.

The outlook for consumer spending in certain of the economies in which we operate remains uncertain. Nevertheless, we believe that there are strong signs that the market for entertainment hardware and software has significant momentum and that it should continue to demonstrate solid growth in the immediate future. Independent sources* estimate that the market for entertainment software remains on course to grow from US$17.7bn in 2001 to US$21.4bn in 2003. We believe that our strategy of focusing on franchise properties with proven track records of success will provide the best possible opportunity for profiting from this growth. New titles such as Backyard Wrestling and Swingerz Golf give our portfolio further depth and increase our opportunities to participate fully in a growth market, without unduly exposing our release schedule to the risks inherent in bringing new concepts and franchises to market.

(*source: Datamonitor)

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We are now in the final stages of the development and testing of several of our key franchise titles. The full efforts of senior management are being directed towards the timely delivery of these titles. The Board believes that the factors which gave us cause for optimism when we announced our results for the 12 months to March 31, 2002 remain unchanged and consequently that our future prospects remain good. We continue to believe that our balanced portfolio approach to our business, when combined with our ongoing efforts to drive further lasting change and real process improvement, gives us the best possible basis for delivering on our plans for improved financial performance and sustainable growth.

EIDOS plc

Summary US GAAP results for the fifteen months ended June 30

	2002		2001
	$000	£000	£000
Net sales	222,993	146,706	171,052

Total operating loss before goodwill	(31,715)	(20,865)	(51,859)

Loss before taxation	(46,693)	(30,719)	(111,491)

Net loss after taxation and minority interests	(47,670)	(31,362)	(112,781)

Loss per share before goodwill	(20.1)c	(13.2)p	(80.2)p

Loss per share	(35.6)c	(23.4)p	(97.8)p

Weighted average shares	133,957,160		115,291,497

Notes:

1.	The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '£' are to the currency of the United Kingdom and references to '$', 'US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the currency translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.52 to £1.00, the exchange rate published by Datastream for June 28, 2002.
2.	Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's Form 20-F for the period ended March 31, 2001.
3.	The consolidated financial information as set out above, has been prepared on the basis of the accounting policies set out in the Eidos plc annual report for the year ended March 31, 2001 unless stated otherwise.
4.	The 2001 comparative for Turnover has been restated by £4.0 million for the change in treatment of certain co-operative advertising expenses that occurred in the period.
5.	The 2001 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with SFAS No.128 – Earnings per share.
6.	Due to the change of year- end in the current period, the comparative fifteen months have been derived on a proforma basis from the previously published results for the year ended March 31, 2001 and the quarter ended June 30, 2001. Unaudited proforma results for the 12 month periods to June 30, 2001 and June 30, 2002 prepared in accordance with UK GAAP, are also available from Eidos on request.
7.	Under UK GAAP an alternative profit and loss account was presented for the twelve months to March 31, 2001 to show the effect of one-off or "exceptional charges'' in the period. Details of these charges are given in the Groups' Form 20-F for the period ended March 31, 2001. In its results for the fifteen months to June 30, 2002 the Group classified certain disposals and losses on investments as exceptional items under UK GAAP. Details on these transactions are give in the section, "Profit on Investments'', above. These exceptional items do not meet the definition of "extraordinary items'' under US GAAP in either reporting period. Any commentary in this press release relating to "exceptional items'' should therefore be read for US GAAP purposes as an "unusual item''.

# # #

Contact:

Michael McGarvey, CEO:	0011 44 20 8636 3000
Jonathan Glass, Brunswick:	0011 44 20 7404 5959
Nina Pawlak, Brunswick:	001 212 333 3810

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EIDOS plc
Consolidated Statements of Operations reconciled to US GAAP
for the fifteen months ended June 30, 2002

	Fifteen months ended June 30,		Unaudited 2001
UK GAAP	2002	2002

	$000	£000	£000
Turnover: Group and share of joint venture	216,697	142,564	187,479
Less: exceptional returns provisions	—	—	(16,900)

	216,697	142,564	170,579
Less: share of joint venture turnover	(20,712)	(13,626)	(10,859)

Group turnover – continuing operations	195,985	128,938	159,720
Costs of sales	(81,812)	(53,824)	(86,880)

Gross profit	114,173	75,114	72,840

Sales and marketing	(39,309)	(25,861)	(45,552)
Research and development	(73,819)	(48,565)	(52,155)
General and administrative
Amortisation of goodwill	(10,605)	(6,977)	(13,742)
Other	(37,805)	(24,872)	(28,353)

Total general and administrative	(48,410)	(31,849)	(42,095)

Operating expenses	(161,538)	(106,275)	(139,802)

Group operating loss	(47,365)	(31,161)	(66,962)
Share of operating profit of joint venture	2,797	1,840	942
Joint venture goodwill amortisation	(10,043)	(6,607)	(6,395)

Total operating loss – continuing operations – before goodwill	(33,963)	(22,344)	(52,278)
Total amortisation of goodwill	(20,648)	(13,584)	(20,137)

Total operating loss – continuing operations	(54,611)	(35,928)	(72,415)
Profit/(loss) on investments	6,653	4,377	(36,308)

	(47,958)	(31,551)	(108,723)
Income from investments	231	152	136
Interest receivable and similar income	3,344	2,200	1,012
Interest payable and similar charges	(2,213)	(1,456)	(4,148)

Loss on ordinary activities before tax	(46,596)	(30,655)	(111,723)
Tax on loss on ordinary activities	(85)	(56)	(971)

Net loss after tax (prepared under UK GAAP)	(46,681)	(30,711)	(112,694)
Loss per share before goodwill	(19.5)c	(12.8)p	(80.3)p
Loss per share	(34.8)c	(22.9)p	(97.7)p

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EIDOS plc

Consolidated Statements of Operations reconciled to US GAAP
for the fifteen months ended June 30, 2002 (continued)

	Fifteen months ended June 30,		Unaudited 2001
Reconciliation to US GAAP	2002	2002

	$000	£000	£000
Net loss after tax (reported under UK GAAP)	(46,681)	(30,711)	(112,694)
Amortisation of goodwill – group	537	353	1,115
Amortisation of goodwill – associates	(742)	(488)	(1,310)
Full consolidation of joint venture	—	—	108
Deferred bank charges	(1,900)	(1,250)	—
Revenue recognition	1,426	938	—
Provision against Investments	(310)	(204)	—

Net loss in accordance with US GAAP	(47,670)	(31,362)	(112,781)

Loss per share in accordance with US GAAP
Loss per share before goodwill	(20.1)c	(13.2)p	(80.2)p
Loss per share (basic & diluted)	(35.6)c	(23.4)p	(97.8)p
Notes:
1.	Due to the Groups change of year end in the current period, the comparative fifteen months have been derived on a proforma basis from the previously published results for the year ended March 31, 2001 and the three months to June 30, 2001.
2.	The 2001 comparatives for Turnover and Sales and marketing have been reclassified for the change in treatment of certain co-operative advertising expenses that occurred in the period.
3.	The 2001 comparatives for Sales and Marketing, Research and development and General and administrative have been reclassified for a change in the classification of certain expenses that occurred in the period.
4.	The loss per share is based on a weighted average number of ordinary shares in issue of 133,957,160 (2001: 115,291,497) for the fifteen months ended June 30, 2002. The 2001 comparatives for the loss per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 – Earnings per share.

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EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP

UK GAAP	June 30, 2002		Unaudited June 30, 2001
	$000	£000	£000
Fixed assets
Intangible assets	836	550	3,960
Tangible assets	7,922	5,212	4,437
Investments
Joint ventures – share of net assets	5,043	3,318	2,474
Joint ventures – goodwill	716	471	5,130
Other investments	2	1	2,628

Total Investments	5,761	3,790	10,232

Total fixed assets	14,519	9,552	18,629

Current assets
Stocks	5,153	3,390	2,847
Debtors
due within one year	13,730	9,033	18,588
due after one year	2,202	1,449	2,523
Cash at bank and in hand	89,759	59,052	8,698

Total current assets	110,844	72,924	32,656
Creditors: Amounts falling due within one year	(35,242)	(23,186)	(34,363)

Net current assets/(liabilities)	75,602	49,738	(1,707)

Total assets less current liabilities	90,121	59,290	16,922

Creditors: Amounts falling due after more than one year	(4,106)	(2,701)	(2,372)

Net assets	86,015	56,589	14,550

Capital and reserves
Called up share capital	4,248	2,795	2,080
Share premium account	209,923	138,107	85,921
Other reserves	1,075	707	707
Profit and loss account	(129,231)	(85,020)	(74,158)

Equity shareholders' funds	86,015	56,589	14,550

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EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP

Reconciliation to US GAAP	June 30, 2002		Unaudited June 30, 2001
	$000	£000	£000
Equity Shareholders' funds (prepared under UK GAAP)	86,015	56,589	14,550
Goodwill	20,721	13,632	13,632
Less in process research and development	(3,599)	(2,368)	(2,368)
Less amortisation	(17,122)	(11,264)	(11,388)

	—	—	(124)

Investment in associates – net assets	—	—	204
Investment in associates – goodwill	10,813	7,114	7,114
Less amortisation	(10,813)	(7,114)	(6,717)

	—	—	601

Unrealised appreciation of other investments	—	—	12,598
Deferred tax	—	—	(3,760)

	—	—	8,838

Full consolidation of joint venture company	—	—	(19)
Revenue recognition	—	—	(938)

	—	—	(957)

Shareholders' funds in accordance with US GAAP	86,015	56,589	22,908

Notes:
1.	Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

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EIDOS plc

Consolidated Cash Flow Statement

UK GAAP	Fifteen months ended June 30, 2002		Unaudited Fifteen months ended June 30, 2001
	$000	£000	£000
Net cash outflow from operating activities	(28,217)	(18,564)	(6,560)

Dividends from joint ventures and associates	1,214	799	136

Returns on investments and servicing of finance
Interest received	4,178	2,749	958
Interest paid	(1,625)	(1,069)	(3,958)
Interest element of finance lease rentals	(203)	(134)	(24)

	2,350	1,546	(3,024)

Taxation
UK corporation tax repaid/(paid)	2,549	1,677	(22,762)
Foreign tax repaid/(paid)	4,209	2,769	(430)

	6,758	4,446	(23,192)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(4,612)	(3,034)	(2,095)
Sale of tangible fixed assets	—	—	1,136
Sale of other investments	16,965	11,161	(122)

	12,353	8,127	(1,081)

Acquisitions and disposals
Net cash acquired with subsidiary undertaking	564	371	—

Cash outflow before management of liquid resources and financing	(4,978)	(3,275)	(33,721)

Management of liquid resources
Increase in term deposits	(57,883)	(38,081)	—

Financing
Issue of ordinary share capital	80,561	53,001	896
Capital element of finance lease rental payments	(281)	(185)	(332)

	80,280	52,816	564

Increase/(Decrease) in cash in the period	17,419	11,460	(33,157)

Notes:
1.	Net cash outflow from operating activities is derived from the Group operating loss of £31,161,000 (2001: loss of £66,962,000) adjusted for loss on disposal of fixed assets of £nil (2001: loss of £233,000), depreciation of £2,807,000 (2001: £2,898,000), goodwill amortisation and write offs of £6,977,000 (2001: £13,742,000) and a decrease in working capital of £2,813,000 (2001: decrease of £43,529,000).

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Eidos plc Statistical Information for the Fifteen months ended June 30, 2002

Geographical Revenue Mix
(Unaudited)

	June 30, 2002		June 30, 2001
	£000	% of Total	£000	% of Total
North America	43,178	33.5%	46,338	29.0%
UK/Europe	78,287	60.7%	100,676	63.0%
Rest of World	7,473	5.8%	12,706	8.0%

	128,938	100.0%	159,720	100.0%

Platform Revenue Mix (Games Revenue only)
(Unaudited)

	June 30, 2002		June 30, 2001
	£000	% of Total	£000	% of Total
Console	64,983	54.8%	81,728	55.5%
PC	53,660	45.2%	65,452	44.5%

	118,643	100.0%	147,180	100.0%

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